Exhibit 99.1

Intended retirement of Independent Non-executive Director

and changes of composition of board committees

Hong Kong, Shanghai & Florham Park, NJ  — Friday, March 6, 2026: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Professor Mok Shu Kam, Tony has informed the Company that he would not seek re-election after retiring from the Board at the forthcoming annual general meeting of the Company to be held on May 12, 2026 (“AGM”).  Professor Mok has served as an Independent Non-executive Director of the Company for more than eight years, approaching the nine-year cap on the tenure of independent non-executive directors under the Hong Kong Listing Rules.  Consequently, he will cease to be an Independent Non-executive Director of the Company at the conclusion of the AGM.  Upon his retirement, he will also step down from his roles as chairman and member of the board committees of the Company.

In connection with the intended retirement of Professor Mok from the Board, the Board has approved the following changes to the composition of the board committees and the Senior and Lead Independent Non-executive Director of the Company, effective from the conclusion of the AGM, subject to the respective Directors being re-elected as Directors by the shareholders at the AGM:-

(1)	Dr Renu Bhatia will be appointed as the Senior and Lead Independent Non-executive Director, and appointed on the Nomination Committee as the chairman;
(2)	Dr Chaohong Hu will be appointed as the chairman of the Technical Committee; and
(3)	Professor Tan Shao Weng, Daniel will be appointed as a member of the Sustainability Committee.

Each of Dr Bhatia, Dr Hu and Professor Tan is currently an Independent Non-executive Director of the Company.

Dr Dan Eldar, the Chairman of HUTCHMED, said: “Professor Mok has served with distinction as an Independent Non-executive Director and as chairman of both the Nomination Committee and the Technical Committee. His leadership has been instrumental in strengthening the Board composition, and guiding the scientific and clinical development programs. His internationally recognized expertise in oncology has brought invaluable perspective to the long term strategy of the Company. The Board sincerely thanks Professor Mok for his significant contributions to the growth of the Company, and we wish him all the best in his future endeavours.”

Pursuant to the requirements of Rule 13.51(2) of the Hong Kong Listing Rules, Professor Mok has confirmed that he has no disagreement with the Board and that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with his retirement from the Board.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000